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                       [U.S. PHYSICAL THERAPY LETTERHEAD]


                                                      July 11, 2000


Dear Stockholder:

         U.S. Physical Therapy, Inc. is offering to purchase up to 500,000 shares of our common stock at a price of $11.00 per share in cash. All shares of our common stock properly tendered and not validly withdrawn will be purchased at $11.00 per share, subject to the terms and conditions of the offer, including the proration, "odd lot" and conditional tender provisions. All other shares that have been tendered and not purchased will be returned to you at our expense.

         If you do not wish to participate in the offer, you do not need to take any action.

         The offer is explained in detail in the enclosed Offer to Purchase and Letter of Transmittal. If you wish to tender your shares, instructions on how to tender shares are provided in the enclosed materials. I encourage you to read these materials carefully before making any decision with respect to the offer. Neither U.S. Physical Therapy nor its Board of Directors makes any recommendation to any stockholder whether or not to tender any or all shares. We have been advised that none of our directors and only one of our executive officers intends to tender shares of common stock pursuant to the offer.

         Please note that the offer is scheduled to expire at 5:00 p.m., New York City time, on Thursday, August 10, 2000, unless extended by us.

         Questions and requests for assistance or for additional copies of this Offer to Purchase, the Letter of Transmittal or the Notice of Guaranteed Delivery may be directed to J. Michael Mullin, Chief Financial Officer, U.S. Physical Therapy, Inc., 3040 Post Oak Blvd., Suite 222, Houston, Texas 77056 (telephone: (713) 297-7000).

                                                    Sincerely,

                                                    /s/ J. Livingston Kosberg

                                                    J. Livingston Kosberg
                                                    Chairman of the Board